FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

24 September 2025

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

(i) GBP1,000,000,000 2.256 per cent. Resettable Notes due November 2026
ISIN Code: XS1716248197
(the 'Series 33 Notes')
and
(ii) EUR1,000,000,000 0.309 per cent. Fixed to Floating Rate Notes due 2026
ISIN Code: XS2251736646
(the 'Series 40 Notes' and together with the Series 33 Notes, the 'Notes')

Notice is hereby irrevocably given to:

(i)           the holders of the Series 33 Notes (the 'Series 33 Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 33 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the final terms dated 9 November 2017, as amended and restated on 29 October 2021, relating to the Series 33 Notes (the 'Series 33 Final Terms'), on 13 November 2025 (the 'Series 33 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 33 Notes at GBP1,000 per Calculation Amount (as defined in the Series 33 Final Terms), together with accrued but unpaid interest from (and including) 13 November 2024 to (but excluding) the Series 33 Redemption Date; and

(ii)          the holders of the Series 40 Notes (the 'Series 40 Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 40 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the final terms  contained in the section entitled 'Terms and Conditions of the 2026 Notes - Final Terms' of the drawdown prospectus dated 11 November 2020 relating to the Series 40 Notes (the 'Series 40 Final Terms'), on 13 November 2025 (the 'Series 40 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 40 Notes at EUR1,000 per Calculation Amount (as defined in the Series 40 Final Terms), together with accrued but unpaid interest from (and including) 13 November 2024 to (but excluding) the Series 40 Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on, or shortly after, 14 November 2025.

Investor enquiries to:
Greg Case                            +44 (0) 20 7992 3825                   investorrelations@hsbc.com

Media enquiries to:
Press Office                         +44 (0) 20 7991 8096                         pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214bn at 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 September 2025